Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of September, 2012	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit 99

Natuzzi S.p.A. Second Quarter and First Half 2012 Financial Results

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--September 17, 2012--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or “the Company”), a leading company in the furnishings industry, today approved its financial results for the second quarter and the first semester of 2012.

SECOND QUARTER 2012 HIGHLIGHTS

  Total Net Sales at €120.3 million, from €121.4 million reported for the quarter ended on June 30, 2011;
  Industrial Margin at 33.5% on total net sales, slightly better than 33.4% reported in last year’s comparable period;
  Negative EBIT of €0.6 million, improving from a negative EBIT of €5.5 million reported for the second quarter of 2011.

FIRST HALF 2012 HIGHLIGHTS

  Total Net Sales at €230.7 million, from €242.2 million reported for the first six months of last year;
  Negative EBIT of €8.0 million, as compared to a negative EBIT of €8.1 million reported for the first semester of last year;

Positive Net Financial Position at €44,1 million as of June 30, 2012, as compared to €55.3 million as of December 31, 2011.

SECOND QUARTER 2012 FINANCIAL RESULTS

During the quarter ended June 30, 2012, Total Net sales (including raw materials and semi-finished products sold to third parties) amounted to €120.3 million, down by 0.9% from €121.4 reported in second quarter 2011.

Total upholstery net sales were €105.6 million, flat over the prior year comparable period, but increasing by €9.8 million over first quarter 2012. Other sales during the second quarter 2012 were €14.7 million.

The breakdown by geographic allocation of total upholstery net sales was the following:

	2 quarter 2012	2 quarter 2011
Americas	44.2%	34.4%
Europe (ex Italy)	34.0%	40.1%
Italy	7.8%	11.0%
Rest of the World	14.0%	14.5%

The above table shows that the trend in sales within different regions, experienced in the first three months of the year, has continued also during the second quarter of 2012. The weight of sales from Europe (included Italy) has further reduced as consequence of the extreme weakness of economic activity in that region and because of uncertainties surrounding the families’ purchase decisions (in particular on durable goods) deriving from the austerity-driven policy still in place in some EU Countries; on the contrary, the positive trend in sales from the Americas region is confirmed also in second quarter 2012, thanks, in particular, to the performance from the USA (+22.1% over the last year’s second quarter), Canada (+57.6%), Brazil (+65.2% at €1.6 million).

During the second quarter 2012, total upholstery net sales were equal to €105.6 million, flat over second quarter 2011, with the Natuzzi Italia brand reporting a 25.7% decrease, in particular due to the 30.9% reduction in Europe (Italy included), whereas sales of “Other Brands” increased on average by 20.7%, thanks to the good quarterly performance from the Americas region (+30.8%), “Rest of the world” region (+17.4%), but also from Europe (+4.7%).

The Industrial Margin during the quarter was equal to 33.5%, almost the same as what reported last year, despite an unfavorable sales-mix and higher price of raw materials, but improved by less transformation costs, thanks to the efficiency recovery measures taken within the Group’s manufacturing plants.

The incidence of Selling Expenses (transportation, commissions to agents and advertising) on total net sales is almost the same as the prior year second quarter (14.5% for the second quarter of 2012 and 2011), whereas in absolute value slightly improved from €17.6 in 2011 second quarter to €17.4 million for the quarter ended last June 30, 2012. More specifically, the incidence of Transportation costs on quarterly net sales increased at 9.3% from 8.8% of 2011 second quarter, due to more shipments towards the Americas and more sales of medium/low-end products (Private Label, in particular); the incidence of commissions to agents passed from 1.7% to 2.0% in second quarter 2012, due to more shipments to the Americas.

The percentage of Advertising costs on total net sales decreased, passing from 4.0% in 2011 second quarter to 3.2% in second quarter 2012, decreasing by €1.0 million in absolute terms over the last year comparable quarter.

Other Selling, General & Administrative expenses decreased over 2011 second quarter both as percentage on net sales (from 23.5% in second quarter 2011 to 19.5% in second quarter 2012) and in Euro terms (from €28.5 million reported one year ago to €23.5 million in second quarter 2012) thanks in particular to the reorganization measures implemented at the Group level.

For the reasons highlighted above, during the second quarter of 2012 the Group reported a positive EBITDA equal to €3.7 million, versus a negative EBITDA of 0.5 million in second quarter 2011, and an almost even result at the operating level, with a negative quarterly EBIT of 0.6 million, improving from a negative EBIT of €5.5 million reported one year ago.

For the second quarter of 2012 the Group reported a net loss of €0.4 million.

FIRST HALF 2012 FINANCIAL RESULTS

Total Net Sales (including raw materials and semi-finished products sold to third parties) for the first six months of 2012 were €230.7 million, down 4.8% from €242.4 million reported for the first semester of 2011.

Total upholstery net sales amounted to €201.4 million, down 4.6% from €211.0 million reported in the first half of 2011. Net sales from Natuzzi Italia branded products totaled €73.4 million, down by 26.4% over last year comparable period, with Europe (included Italy) reporting a 30.9% decrease over last year first semester. On the other hand, the medium/low-end products, “Other Brands”, reported an average 15.0% increase over the prior year comparable period, thanks in particular to the good performance from the Americas region (+31.6%) and the “Rest of the World” region (+13.1%), and although disappointing sales from Europe (-6.1%).

During the first semester of 2012, Other Sales were equal to €29.3 million.

The Industrial Margin as percentage of total net sales decreased at 32.8% from 34.4% reported for the first six months of 2011, being affected by the decrease in sales, a different sales-mix, as well as higher prices of raw material compared to one year ago.

Transportation costs were € 21.8 million, increasing as percentage on total net sales, from 9.1% one year ago to 9.5% in first half 2012, due to more shipments towards North America. For the same reason, Commissions paid to third party agents increased from 1.7% in the first semester of 2011 to 2.1% in the first six months of 2012).

Advertising costs, at €8.1 million, decreased as percentage on total net sales, from 4.5% reported one year ago to 3.5% in the first semester 2012.

During the semester, Other Selling, General & Administrative expenses decreased both in Euro terms (passing from €54.4 million in first half 2011 to €48.8 million for the first semester of 2012), and as percentage on total net sales (21.2% for the first six months of 2012, down from 22.4% reported last year).

For the first six months of 2012, the Group reported a positive EBITDA equal to €0.8 million (versus a positive EBITDA of €2.0 million in prior year comparable period) and a negative EBIT equal to 8.0 million.

The Group reported in the first semester 2012 Net Losses of €8.8 million.

BALANCE SHEET

The Group’s Net Financial Position as of June 30, 2012 was positive and equal to €44.1 million.

RESIGNATION OF A BOARD MEMBER

Pietro Scott Iovane, independent member of the Board of Directors of Natuzzi S.p.A., following his recent appointment as CEO of RCS MediaGroup, submitted his resignation as member of the Board of Directors of the Company.

The President, Pasquale Natuzzi, and the Board of Directors of Natuzzi S.p.A. would like to thank Pietro Scott Iovane for his contribution and wish him all the best for his new and prestigious role.

Pasquale Natuzzi, Chairman and CEO of Natuzzi S.p.A., thus commented on the interim results: “The world economy continues to grow at a modest pace, curbed in particular by the stagnation of economic activity in Europe, but also by the slow-down in some emerging economies.

“The Group’s sales performance was strongly affected by the disappointing trend in turnover from European Countries, where the austerity-driven policy still in place in some Countries, have considerably impacted on the consumers’ disposable income and also increased uncertainties on purchase decisions, especially on durables goods. Anyway, the weakness in Europe was off-set by the encouraging increase in sales from the Americas, with USA, Canada and Brazil confirming the positive momentum started at the beginning of the year. Our commercial strategy has contributed to such positive result in that region for the second consecutive quarter.

“Especially during a global downturn, as that we’ve been experiencing for months, characterized by a weak demand and strong pressures on the supply side, making quite challenging the achievement of profitability targets, the management continues to be committed in the revisions of the manufacturing, commercial and service processes, in order to improve the effectiveness of commercial actions and to get a cost structure adequate to the new global competitive scenarios. The quarterly operating result at almost break-even, despite the considerable decrease in sales in Europe as well as the increase in raw material prices, is a clear indication we are on the right path, making us confident for the future.

“We are well aware of how difficult the current situation is, especially in some historic markets, such as Europe, and that uncertainties surrounding the fragile recovery in consumption, especially in the Americas, are not to be undervalued; but we also know we have a clear strategy in terms of product, brand, customer care, expansion of our retail network, especially in some emerging markets. It is something that takes long, but we are confident that we will overcome this downturn, never seen before, and be able, thanks to our manufacturing and distribution assets, know-how, and reputation, to seize the opportunities from the market, once they arise.”

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 486.4 million in 2011, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under separate brand names, Natuzzi, Italsofa, Natuzzi Editions (only for the North American market) /Leather Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the second quarter 2012 and 2011 on the basis of Italian GAAP
(expressed in millions Euro except for per-share data)

	Three months ended on		Change	Percentage of Sales
	June 30, 2012	June 30, 2011%		June 30, 2012	June 30, 2012

Upholstery net sales	105.6	105.6	0.0%	87.8%	87.0%
Other sales	14.7	15.8	-7.0%	12.2%	13.0%
Total Net Sales	120.3	121.4	-0.9%	100.0%	100.0%

Consumption (*)	(53.3)	(52.1)	-2.3%	-44.3%	-42.9%
Labor	(19.6)	(20.5)	4.4%	-16.3%	-16.9%
Industrial Costs	(7.1)	(8.2)	13.4%	-5.9%	-6.8%
of which Depreciation, Amortization	(2.3)	(2.4)	4.2%	-1.9%	-2.0%
Cost of Sales	(80.0)	(80.8)	1.0%	-66.5%	-66.6%

Industrial Margin	40.3	40.6	-0.7%	33.5%	33.4%

Selling Expenses	(17.4)	(17.6)	1.1%	-14.5%	-14.5%
Transportation	(11.1)	(10.7)	-3.7%	-9.3%	-8.8%
Commissions	(2.4)	(2.0)	-20.0%	-2.0%	-1.7%
Advertising	(3.9)	(4.9)	20.4%	-3.2%	-4.0%

Other Selling and G&A	(23.5)	(28.5)	17.5%	-19.5%	-23.5%
of which Depreciation, Amortization	(2.0)	(2.6)	23.1%	-1.7%	-2.1%

EBITDA	3.7	(0.5)		3.1%	-0.4%

EBIT	(0.6)	(5.5)		-0.5%	-4.5%

Interest Income/(Costs), Net	0.1	(0.2)
Foreign Exchange, Net	1.0	(0.9)
Other Income/(Cost), Net	(0.1)	17.7

Earning before Income Taxes	0.4	11.1		0.3%	9.1%

Current taxes	(0.8)	(0.5)		-0.7%	-0.4%

Net Result	(0.4)	10.6		-0.3%	8.7%

Minority interest	0.0	(1.0)

Net Group Result	(0.4)	9.6		-0.3%	7.9%

Net Group Result per Share	(0.01)	0.18

Key Figures in U.S. dollars	Three months ended on		Change	Percentage of Sales
(millions)	June 30, 2012	June 30, 2011%		June 30, 2012	June 30, 2012

Total Net Sales	154.4	155.8	-0.9%	100.0%	100.0%
Industrial Margin	51.7	52.1	-0.7%	33.5%	33.4%
EBIT	(0.8)	(7.1)		-0.5%	-4.5%
Net Group Result	(0.5)	12.3		-0.3%	7.9%
Net Group Result per Share	(0.01)	0.2

Average exchange rate (U.S.$ per 1€)	1.2834

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN

	GEOGRAPHIC BREAKDOWN
	Net Sales (million euro)					Net Sales (in seats)

	Three months ended on					Three months ended on
	June 30, 2012		June 30, 2011		Change	June 30, 2012		June 30, 2011		Change

Americas	46.7	44.2%	36.3	34.4%	28.7%	228,077	52.6%	201,095	45.5%	13.4%
Natuzzi Italia	4.2	4.0%	3.8	3.6%	10.5%	9,859	2.3%	11,854	2.7%	-16.8%
Other brands (*)	42.5	40.2%	32.5	30.8%	30.8%	218,219	50.3%	189,241	42.8%	15.3%

Europe (ex Italy)	35.9	34.0%	42.3	40.1%	-15.1%	126,211	29.1%	147,630	33.4%	-14.5%
Natuzzi Italia	15.9	15.1%	23.2	22.0%	-31.5%	29,971	6.9%	48,244	10.9%	-37.9%
Other brands (*)	20.0	18.9%	19.1	18.1%	4.7%	96,240	22.2%	99,386	22.5%	-3.2%

Italy (Natuzzi Ita.)	8.2	7.8%	11.7	11.0%	-29.9%	25,061	5.8%	33,966	7.7%	-26.2%

Rest of the World	14.8	14.0%	15.3	14.5%	-3.3%	54,386	12.5%	59,196	13.4%	-8.1%
Natuzzi Italia	6.7	6.3%	8.4	8.0%	-20.2%	14,443	3.3%	20,767	4.7%	-30.5%
Other brands (*)	8.1	7.7%	6.9	6.5%	17.4%	39,944	9.2%	38,429	8.7%	3.9%

Total	105.6	100.0%	105.6	100.0%	0.0%	433,736	100.0%	441,887	100.0%	-1.8%

	BREAKDOWN BY BRAND
	Net Sales (million euro)					Net Sales (in seats)

	Three months ended on					Three months ended on
	June 30, 2012		June 30, 2011		Change	June 30, 2012		June 30, 2011		Change

Natuzzi Italia	35.0	33.1%	47.1	44.6%	-25.7%	79,334	18.3%	114,831	26.0%	-30.9%

Other brands (*)	70.6	66.9%	58.5	55.4%	20.7%	354,402	81.7%	327,056	74.0%	8.4%

Total	105.6	100.0%	105.6	100.0%	0.0%	433,736	100.0%	441,887	100.0%	-1.8%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the first six months of 2012 & 2011 on the basis of Italian GAAP
(expressed in millions Euro except for per-share data)

	Six months ended on		Change	Percentage of Sales
	June 30, 2012	June 30, 2011%		June 30, 2012	June 30, 2011

Upholstery net sales	201.4	211.0	-4.6%	87.3%	87.0%
Other sales	29.3	31.4	-6.7%	12.7%	13.0%
Total Net Sales	230.7	242.4	-4.8%	100.0%	100.0%

Consumption (*)	(102.3)	(103.2)	0.9%	-44.3%	-42.6%
Labor	(38.2)	(40.1)	4.7%	-16.6%	-16.5%
Industrial Costs	(14.6)	(15.8)	7.6%	-6.3%	-6.5%
of which Depreciation, Amortization	(4.8)	(5.0)	4.0%	-2.1%	-2.1%
Cost of Sales	(155.1)	(159.1)	2.5%	-67.2%	-65.6%

Industrial Margin	75.6	83.3	-9.2%	32.8%	34.4%

Selling Expenses	(34.8)	(37.0)	5.9%	-15.1%	-15.3%
Transportation	(21.8)	(22.0)	0.9%	-9.5%	-9.1%
Commissions	(4.9)	(4.2)	-16.7%	-2.1%	-1.7%
Advertising	(8.1)	(10.8)	25.0%	-3.5%	-4.5%

Other Selling and G&A	(48.8)	(54.4)	10.3%	-21.2%	-22.4%
of which Depreciation, Amortization	(4.0)	(5.1)	21.6%	-1.7%	-2.1%

EBITDA	0.8	2.0		0.3%	0.8%

EBIT	(8.0)	(8.1)		-3.5%	-3.3%

Interest Income/(Costs), Net	(0.2)	(0.3)
Foreign Exchange, Net	0.7	(0.2)
Other Income/(Cost), Net	0.3	17.4

Earning before Income Taxes	(7.2)	8.8		-3.1%	3.6%

Current taxes	(1.6)	(1.2)		-0.7%	-0.5%

Net result	(8.8)	7.6		-3.8%	3.1%

Minority interest	(0.1)	(1.0)

Net Group Result	(8.8)	6.6		-3.8%	2.7%

Net Group Result per Share	(0.16)	0.12

Key Figures in U.S. dollars	Six months ended on		Change	Percentage of Sales
(millions, except per share data)	June 30, 2012	June 30, 2011%		June 30, 2012	June 30, 2011

Total Net Sales	299.3	314.5	-4.8%	100.0%	100.0%
Industrial Margin	98.1	108.1	-9.2%	32.8%	34.4%
EBIT	(10.4)	(10.5)		-3.5%	-3.3%
Net Group Result	(11.5)	8.6		-3.8%	2.7%
Net Group Result per Share	(0.21)	0.2

Average exchange rate (U.S.$ per 1€)	1.2975

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN

	GEOGRAPHIC BREAKDOWN
	NET SALES (million euro)					NET SALES (in seats)

	Six months ended on					Six months ended on
	June 30, 2012		June 30, 2011		Change	June 30, 2012		June 30, 2011		Change

Americas	81.4	40.4%	63.7	30.2%	27.8%	402,848	48.7%	353,023	40.7%	14.1%
Natuzzi Italia	8.1	4.0%	8.0	3.8%	1.3%	20,125	2.4%	24,370	2.8%	-17.4%
Other brands (*)	73.3	36.4%	55.7	26.4%	31.6%	382,723	46.3%	328,653	37.9%	16.5%

Europe (ex Italy)	73.2	36.3%	90.4	42.8%	-19.0%	266,101	32.2%	319,644	36.9%	-16.8%
Natuzzi Italia	33.2	16.5%	47.8	22.7%	-30.5%	68,989	8.4%	104,847	12.1%	-34.2%
Other brands (*)	40.0	19.9%	42.6	20.1%	-6.1%	197,112	23.8%	214,797	24.8%	-8.2%

Italy (Natuzzi Ita.)	18.3	9.1%	26.7	12.7%	-31.5%	57,228	6.9%	82,006	9.5%	-30.2%

Rest of the World	28.5	14.2%	30.2	14.3%	-5.6%	100,945	12.2%	112,398	13.0%	-10.2%
Natuzzi Italia	13.8	6.9%	17.2	8.1%	-19.8%	30,451	3.7%	41,156	4.7%	-26.0%
Other brands (*)	14.7	7.3%	13.0	6.2%	13.1%	70,495	8.5%	71,242	8.2%	-1.0%

Total	201.4	100.0%	211.0	100.0%	-4.6%	827,122	100.0%	867,071	100.0%	-4.6%

	BREAKDOWN BY BRAND
	Net Sales (million euro)					Net Sales (in seats)

	Six months ended on					Six months ended on
	June 30, 2012		June 30, 2011		Change	June 30, 2012		June 30, 2011		Change

Natuzzi Italia	73.4	36.4%	99.7	47.3%	-26.4%	176,792	21.4%	252,379	29.1%	-29.9%

Other brands (*)	128.0	63.6%	111.3	52.7%	15.0%	650,330	78.6%	614,692	70.9%	5.8%

Total	201.4	100.0%	211.0	100.0%	-4.6%	827,122	100.0%	867,071	100.0%	-4.6%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets on the basis of Italian GAAP
(Expressed in millions of euro)

ASSETS	June 30, 2012	Dec. 31, 2011

Current assets:
Cash and cash equivalents	83.9	94.0
Marketable debt securities	0.0	0.0
Trade receivables, net	98.6	92.9
Other receivables	48.8	44.9
Inventories	90.5	93.5
Unrealized foreign exchange gains	0.1	0.1
Prepaid expenses and accrued income	2.0	2.6
Deferred income taxes	0.4	0.4

Total current assets	324.3	328.4

Non current assets:
Net property, plant and equipment	167.1	175.8
Other assets	6.5	6.8

Total non current assets	173.6	182.6

TOTAL ASSETS	497.9	511.0

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	27.5	24.2
Current portion of long-term debt	3.8	3.7
Accounts payable-trade	55.2	63.6
Accounts payable-other	22.6	21.4
Unrealized foreign exchange losses	0.6	0.6
Income taxes	1.1	1.3
Salaries, wages and related liabilities	9.8	8.0

Total current liabilities	120.6	122.8

Long-term liabilities:
Employees' leaving entitlement	26.3	26.8
Long-term debt	8.5	10.8
Deferred income taxes - long term	6.8	6.9
Deferred income for capital grants	9.6	9.8
Other liabilities	21.1	20.3

Total long-term liabilities	72.3	74.6

Minority interest	2.8	3.0

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.8
Additional paid-in capital	8.3	8.3
Retained earnings	196.2	204.6

Total shareholders' equity	302.2	310.6

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	497.9	511.0

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Cash Flows	For the six months ended
(Expressed in million of euro)	June 30, 2012	June 30, 2011
Cash flows from operating activities:
Net earnings (loss)	(8.8)	6.6

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	8.8	10.1
Employees' leaving entitlement	-	2.7
Deferred income taxes	0.3	(0.5)
Minority interest	0.1	1.0
(Gain) loss on disposal of assets	0.5	(20.7)
Unrealized foreign exchange losses and gains	(0.1)	(1.5)
Impairment of long lived assets	-	-
Deferred income for capital grants	(0.2)	(0.3)
Non monetary operating costs	9.4	(9.2)

Change in assets and liabilities:
Receivables, net	(5.6)	8.1
Inventories	3.1	(7.1)
Prepaid expenses and accrued income	0.6	(0.5)
Other assets	(0.1)	(5.9)
Accounts payable	(11.3)	1.9
Income taxes	(0.6)	(1.8)
Salaries, wages and related liabilities	1.7	(0.1)
Other liabilities	(0.4)	(7.6)

Net working capital	(12.6)	(13.0)

Net cash provided by operating activities	(12.0)	(15.6)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(1.8)	(11.9)
Disposals	1.5	0.1
Proceeds from sales	-	45.0
Marketable debt securities:	(0.2)	-

Net cash used in investing activities	(0.5)	33.2

Cash flows from financing activities:
Long-term debt:
Proceeds	-	-
Repayments	(2.2)	(1.0)
Short-term borrowings	3.3	(0.1)
Capital injection	-	-
Dividends paid to minority interests	-	-

Net cash used in financing activities	1.1	(1.1)

Effect of translation adjustments on cash	1.3	(1.6)

Increase (decrease) in cash and cash equivalents	(10.1)	14.9

Cash and cash equivalents, beginning of the year	94.0	61.1

Cash and cash equivalents, end of the period	83.9	76.0

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, (+39) 080 8820.812 - pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), (+39) 080 8820.676 – vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	September 17, 2012	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi